02056097

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report to Foreign Issuer

Pursuant to Rule 13a-16 pr 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2002

Metal Storm Limited
(Translation of registrant's name into English)

Level 34 Central Plaza One
345 Queen Street
Brisbane, Queensland 4000
(Address of principal executive offices)

Indicative by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X.........   Form 40-F ....

Indicative by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....   No...X.........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ....

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED

By:
Name: Peter R Wetzig
Title: General Manager-Commercial and
and Company Secretary

Date: 8/27/02

Stre METAL STORM Aust

Australian Stock Exchange
MST000075

Level 34, Central Plaza One, 345 Queen
Brisbane Qld 4000, Australia
GPO Box 1097, Brisbane Qld 4001,

Telephone: 61 7 3221 9733
Facsimile: 61 7 3221 9788

METAL STORM LIMITED
ACN 064 270 006

FACSIMILE TRANSMISSION

TO:	**MANAGER – COMPANY ANNOUNCEMENTS**
	AUSTRALIAN STOCK EXCHANGE LIMITED
FAX:	**1300 300 021**
FROM:	**PETER WETZIG**
DATE:	**12 AUGUST 2002**
SUBJECT:	**APPENDIX 3B**
No. of Pages (including this one):	**9**

Dear Sir/Madam,

Please find attached a Appendix 3B of the company.

Yours sincerely,
METAL STORM LIMITED

General Manager – Commercial
and Company Secretary

Att.

Web Sites: www.metalstorm-ltd.com www.odwyer-smartgun.com
Email Addresses: ms@metalstorm-ltd.com ms@odwyer-smartgun.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Metal Storm Limited

ABN

99 064 270 006

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unlisted options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	31,250
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Options issued to subscribe for ordinary shares at an exercise price of A$1.162 on or before 8 April 2005.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Options issued pursuant to the terms of an employment agreement with the company.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	423,903,558	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,126,250	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Will participate in all dividends declared after 29 July 2002

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

Charles Vehlow	31,250	100%

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000	nil
1,001 - 5,000	nil
5,001 - 10,000	nil
10,001 - 100,000	1
100,001 and over	nil

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +*quotation is sought*	
39	Class of +*securities for which* quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the *securities in clause* 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 August 2002
(~~Director/~~Company Secretary)

Print name: Peter Ronald Wetzig

== == == == ==

METAL STORM LIMITED
ACN 064 270 006

Level 34, Central Plaza One, 345 Queen Street
Brisbane Qld 4000, Australia

GPO Box 1097, Brisbane Qld 4001, Australia

Telephone: 61 7 3221 9733
Facsimile: 61 7 3221 9788

Australian Stock Exchange
MST000076

FACSIMILE TRANSMISSION

TO:	**MANAGER - COMPANY ANNOUNCEMENTS**
	AUSTRALIAN STOCK EXCHANGE LIMITED
FAX:	**1300 300 021**
FROM:	**PETER WETZIG**
DATE:	**15TH AUGUST 2002**
SUBJECT:	**US JUNE QUARTER EARNINGS ANNOUNCEMENT**
No. of Pages *(including this one)*:	**4**

Dear Sir/Madam,

In accordance with ASX Listing Rule 15.7 please find attached an announcement of the company that was released to the US market overnight (Wednesday 14th August US time).

Please note the accounts attached to this release are reported in **US DOLLARS** and prepared in accordance with **US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES**.

Yours sincerely,
METAL STORM LIMITED

P.R. WETZIG
General Manager - Commercial
and Company Secretary

Att.

Web Site: www.metalstorm.com
Email Addresses: ms@metalstorm.com

METAL STORM

All figures in US Dollars

Company Contact:
Charles Vehlow, CCO
Metal Storm, Inc.
TEL: 703-248-8218
ms@metalstorm.com

Investor Contact:
Jody Burfening/Kristine Hong
Lippert/Heilshorn & Assoc.
TEL: 212-838-3777
jks@lhai.com

Media Contact:
Michael Hopkins
Lippert/Heilshorn & Assoc.
EL: 212-838-3777
mhopkins@lhai.com

METAL STORM REPORTS SECOND QUARTER FINANCIAL RESULTS

ARLINGTON, VA - August 14, 2002: Metal Storm Limited (NASDAQ Small Cap: **MTSX** and ASX code: **MST**), a pioneer of electronic ballistics technology, today announced U.S. GAAP compliant, unaudited financial results for the three months ended June 30, 2002.

For the second quarter of 2002, the company reported an unaudited net loss of $1,635,325, or $0.004 per share and $0.077 per ADR. Research and development expenses were $1,019,651 (unaudited) for the second quarter of 2002. Comparable figures for the second quarter of 2001 are not available because the company did not prepare financial results according to U.S. GAAP prior to its Nasdaq listing in December 2001. Metal Storm ended the second quarter of 2002 with $1,810,158 in cash and cash equivalents.

For the six months ended June 30, 2002, the company reported an unaudited net loss of $2,526,344 ($842,596 in 2001), or $0.006 per share ($0.002 in 2001) and $0.119 per ADR ($0.04 in 2001). Research and development expenses were $1,521,376 (unaudited) for the six months ended June 30, 2002 ($614,239 in 2001).

Mike O'Dwyer, President and CEO of Metal Storm said, "During the second quarter, we continued our progress in further developing Metal Storm's technology. Of note, Metal Storm completed its first successful firing of a stacked round 50 caliber prototype system, with chamber pressures exceeding 72,000 pounds per square inch (psi). This test highlights our work with the Defence Science and Technology Organisation ("DSTO") and opens up opportunities for applying Metal Storm's rapid fire technology to various other applications, both military and commercial."

"We are entering a critical stage for the company as we focus on establishing longer term funding that will enable us to add to our existing R&D programs, bring our first products to market and secure our first licensing agreements," added Mr. O'Dwyer. "For this reason, Metal Storm is setting aside (over the next 3 quarters) over $1.0 million in company R&D funds to construct company-funded prototypes in three areas. These prototypes are intended to have application in the area of repeatable access denial, the 40mm area denial system, and a 25mm equivalent to the US Army's emerging objective crew served weapon. We expect that these prototypes will reduce product development risk and accelerate our ability to bring products to market. In addition, in terms of commercial opportunities, we have held several discussions with defense industries and government entities and we are encouraged by the positive nature of the responses.

"On a separate note, we are actively exploring multiple funding opportunities to support the company's business initiatives."

Mr. O'Dwyer concluded, "Given the significant progress being made with our existing technology as well as new developments of counter-terrorism applications, we remain confident that our generational change technology is the cornerstone of our future success."

During the second quarter, the company also announced the appointment of Lieutenant General Daniel W. Christman, U.S. Army retired, to its board of directors. This appointment enhances the company's capability to develop key relationships with U.S. and international defense and government agencies, domestic and international industry, and with public and private financial institutions.

- Table Follows -

Visit www.metalstorm.com

About Metal Storm
Metal Storm Limited is a research and development company based in Brisbane, Australia. The Company is capturing attention from defense organizations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has approximately US$50 million in research and development funding in place to develop its technology from leading government defense-related agencies in Australia and the United States. Additionally, the company is well positioned to support the U.S. government's more urgent homeland defense needs. Recently, the U.S. Department of Defense (DoD) has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

Safe Harbor
Certain statements made herein that use the words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company's technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company's technology, the market for the company's products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company's business, reference is made to the company's reports filed from time to time with the Securities and Exchange Commission, including the company's Form 20-F.

METAL STORM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollars)

	3 Months Ended	6 Months Ended	6 Months Ended
	June 30, 2002	June 30, 2002	June 30, 2001
	(unaudited)	(unaudited)	(unaudited)
Operating income:			
Grant income	$3,908	$5,162	$173,694
Total operating income	3,908	$5,162	$173,694
Operating expenses:			
Research and development	1,019,651	1,521,376	614,239
Depreciation	13,751	27,192	18,953
Rentals on operating leases	25,510	53,848	31,330
General and *administrative*	451,401	714,384	488,783
Stock based compensation	76,064	167,748	11,516
Total operating expenses	1,586,377	2,484,548	1,164,821
Loss from operations	($1,582,469)	($2,479,386)	($991,127)
Other income (expenses):			
Interest income	14,934	39,141	114,244
Interest expense	(516)	(533)	(14)
Net foreign exchange gains (losses)	(67,274)	(85,566)	34,301
Total other income (expenses)	($52,856)	($46,958)	$148,531
Net loss	**($1,635,325)**	**($2,526,344)**	**($842,596)**
Loss per share	($0.004)	($0.006)	($0.002)
Weighted average shares outstanding	423,570,225	423,486,891	422,169,213

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

22 August 2002

Metal Storm Limited

TRADING HALT

The securities of Metal Storm Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Monday, 26 August 2002 or when the announcement is released to the market.

Security Code: MST

Melissa Grundy
Senior Companies Advisor

METAL STORM LIMITED
ACN 064 270 006

Australian Stock Exchange
MST000077

Level 34, Central Plaza One, 345 Queen Street
Brisbane Qld 4000, Australia

GPO Box 1097, Brisbane Qld 4001, Australia

Telephone: 61 7 3221 9733
Facsimile: 61 7 3221 9788

FACSIMILE TRANSMISSION

TO: MANAGER – COMPANY ANNOUNCEMENTS
AUSTRALIAN STOCK EXCHANGE LIMITED

FAX: 1300 300 021

FROM: PETER WETZIG

'02 AUG 23 16:03

DATE: 23 AUGUST 2002

SUBJECT: MARKET RELEASE

No. of Pages (Including this one): 3

Dear Sir/Madam,

Please find attached a release of the company.

Yours sincerely,
METAL STORM LIMITED

P.R. WETZIG
General Manager – Commercial
and Company Secretary

Att.

METAL STORM LIMITED
A.C.N. 064 270 006

Company Contact:
Peter Wetzig
Metal Storm Limited
TEL: 07 3221 9733
ms@metalstorm.com

Investor Contact:
Frank Sufferini
Orient Capital Pty Ltd
TEL: 02 9964 0200

Media Contact:
John Bayly
Bayly Willey Holt
TEL: 07 3368 2355

METAL STORM RAISES A$9.19 MILLION (US$4.9 MILLION) FROM PRIVATE PLACEMENT AND ANNOUNCES BONUS OPTION ISSUE TO ALL SHAREHOLDERS

ARLINGTON, VA – August 23, 2002: Metal Storm Limited (ASX code: MST and NASDAQ Small Cap: MTSX), a pioneer of electronic ballistics technology, is pleased to advise it has raised A$9,192,755 (approximately US$4.96 million) via a private placement of 14,142,700 ordinary shares at A$0.65 per share.

Investors participating in the private placement include institutional and private investors who will also be granted 14,142,700 options to acquire the same number of ordinary shares at an exercise price of A$0.65 per share at any time from 3 September 2002 until 6 September 2004.

The company also announces the issue to existing shareholders as at 3 September 2002 of a bonus option on a 1 for 20 basis exercisable at A$0.65 per share at any time until 6 September 2004. The total shares on issue by the company if all bonus and placement options are exercised will be 477,030,968 which would raise a further $14,765,244. Full details of the bonus options will be available in the short form prospectus to be released to the market shortly and mailed to shareholders next week.

Mike O'Dwyer, President and CEO of Metal Storm said, "We are very pleased with the level of interest shown by these investors in this placement and appreciate the confidence they hold in the potential for Metal Storm's revolutionary technology."

"This funding will provide us with working capital to assist in commercialisation of the Metal Storm technology."

Visit www.metalstorm.com

About Metal Storm

Metal Storm Limited is a research and development company based in Brisbane, Australia. The Company is capturing attention from defense organizations worldwide with its revolutionary 100% electronic ballistics technology, that has no conventional equivalent. Metal Storm currently has approximately US$50 million in research and development funding in place to develop its technology from leading government defense-related agencies in Australian and the United States. Additionally, the company is well positioned to support the U.S. government's more urgent homeland defense needs. Recently, the U.S. Department of Defense (DoD) has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

Safe Harbor
Certain statements made herein that use the words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company's technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company's technology, the market for the company's products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company's business, reference is made to the company's reports filed from time to time with the Securities and Exchange Commission, including the company's Form 20-F.

METAL STORM LIMITED
ACN 064 270 008

Level 34, Central Plaza One, 345 Queen Street
Brisbane Qld 4000, Australia

GPO Box 1097, Brisbane Qld 4001, Australia

Telephone: 61 7 3221 9733
Facsimile: 61 7 3221 9788

Australian Stock Exchange
MST000079

FACSIMILE TRANSMISSION

TO: MANAGER – COMPANY ANNOUNCEMENTS
AUSTRALIAN STOCK EXCHANGE LIMITED

FAX: 1300 300 021

FROM: PETER WETZIG

DATE: 23 AUGUST 2002

SUBJECT: APPENDIX 3B

No. of Pages (including this one): 9

Dear Sir/Madam,

Please find attached an Appendix 3B of the company..

Yours sincerely,
METAL STORM LIMITED

P.R. WETZIG
General Manager – Commercial
and Company Secretary

Att.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

METAL STORM LIMITED

ABN

9906 4270 006

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Shares Options (consisting of placement and bonus options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	14,142,700 shares 14,142,700 placement options 22,008 626 bonus options (maximum)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Each option has an exercise price of $0.65 and is exercisable at any time between 6 September 2002 and 6 September 2004.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The shares rank equally with all existing fully paid ordinary shares. The options do not and on the date of exercise of the options upon payment of the exercise price the ordinary shares issued will rank pari passu with the existing ordinary shares
5	Issue price or consideration	Shares - $0.65 per share Options – Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Purpose of the share issue is to provide the company with funds for working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 August 2002 for shares 2 September 2002 for placement options 9 September 2002 for bonus options

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
438,046,258	Ordinary shares
36,151,326	Options

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	17,126,250	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The shares rank equally for dividends with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	No
12	Is the issue renounceable or non-renounceable?	Non-renounceable
13	Ratio in which the +securities will be offered	1 option for every 20 shares
14	+Class of +securities to which the offer relates	Fully paid ordinary shares
15	+Record date to determine entitlements	3 September 2002
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	No
17	Policy for deciding entitlements in relation to fractions	Rounding up
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	To be advised
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☒ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 23 August 2002
(~~Director~~/Company secretary)

Print name: Peter Ronald Wetzig.

== == == == ==

METAL STORM LIMITED
ACN 064 270 006

Level 34, Central Plaza One, 345 Queen Street
Brisbane Qld 4000, Australia

GPO Box 1097, Brisbane Qld 4001, Australia

Telephone: 61 7 3221 9733
Facsimile: 61 7 3221 9788

Australian Stock Exchange
MST000078

FACSIMILE TRANSMISSION

TO: MANAGER – COMPANY ANNOUNCEMENTS
AUSTRALIAN STOCK EXCHANGE LIMITED

FAX: 1300 300 021

FROM: PETER WETZIG

DATE: 23 AUGUST 2002

SUBJECT: PROSPECTUS

No. of Pages (including this one): 22

Dear Sir/Madam,

Please find attached a prospectus of the company lodged with the Australian Securities and Investment Commissionn.

Yours sincerely,
METAL STORM LIMITED

P.R. WETZIG
General Manager – Commercial
and Company Secretary

Att.

METAL STORM LIMITED
ACN 064 270 006

PROSPECTUS

Issue of Bonus Options and Placement Options

448665/S1

The Options will be issued at no cost to Shareholders. Shareholders are not required to take any action to be issued their Options entitlement. Separate holding statements for the Options will be dispatched by post to Shareholders on or soon after the date of allotment and issue of Options.

The holders of Existing Options may participate in the Issue if they validly exercise their Existing Options prior to the Record Date.

TABLE OF CONTENTS

IMPORTANT NOTICE

This Prospectus is dated 23 August 2002 and was lodged with ASIC on 23 August 2002. ASIC and ASX and their respective officers take not responsibility for the contents of the Prospectus. An exercise of the Options or Placement Options issued by Metal Storm involves certain risks outlined in section 4 and it is recommended that potential investors read this Prospectus in its entirety.

The Prospectus does not constitute an offer in any place where, or to any person to whom, it would not be lawful to make such an offer. The distribution of this Prospectus in jurisdictions outside the Commonwealth of Australia may be restricted by law and persons who come into possession of it should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities law.

Neither the Company, its respective associates and directors guarantee that the exercise price of the Options will be equal to or less than the price of the Shares throughout the exercise period or that Shareholders will be able to find purchasers for the Options. Only those Shareholders recorded as such on the Shareholder registry at 3 September 2002 will be entitled to participate in the issue of the Bonus Options.

Definitions of certain terms used in this Prospectus appear in the Definitions section.

This document is important and should be read in its entirety

CORPORATE DIRECTORY

Company Metal Storm Limited ACN 064 270 006 *Registered Office* Level 34, Central Plaza One 345 Queen Street Brisbane Qld 4000 Tel 07 3221 9733 Fax 07 3221 9788 *Postal address* GPO Box 1097 Brisbane Qld 4001	**Lawyers for the Company** McCullough Robertson Lawyers Level 12 Central Plaza Two 66 Eagle Street Brisbane Qld 4000 Internet address www.mccullough.com.au
Chairman Admiral William Arthur Owens (US Navy rtd) **Deputy Chairman** James Brett Lochran Heading **President and Chief Executive Officer** James Michael O'Dwyer	**Other Directors** Lieutenant General Daniel William Christman (US Army rtd) Kevin John Dart Terence James O'Dwyer Peter Louis George Pursey
Company Secretary Peter Ronald Wetzig	

CHAIRMAN'S LETTER

23 August 2002

Dear Shareholder,

Metal Storm was founded in 1994 by Australian inventor, Mike O'Dwyer, listed on ASX in 1999 and on NASDAQ in the United States of America in December 2001. The Company is currently involved in research and development of its revolutionary 100% electronic ballistics technology and is about to launch on an ambitious phase in the road to commercialisation of the technology.

Metal Storm technology shatters traditional mechanical ballistics paradigms. Its already proven performance specifications represent a quantum leap in ballistics technology. Extensive scientific evaluations by Metal Storm together with Australian and US organisations suggest that performance specifications for a host of further planned applications will be equally astounding when contrasted with conventional alternatives.

As unique technology with no known equivalent, Metal Storm alone currently offers the step to the next horizon of ballistics performance.

Much of the prior publicity surrounding Metal Storm has focused on its awesome military potential and its truly breathtaking performance which allows an electronically variable rate of fire from conventionally slow to previously unobtainable rates including a burst rate in excess of 1 million rounds per minute. This characteristic of the Metal Storm technology has, in the opinion of your Directors, ready application to numerous counter-terrorism and homeland defence needs that are difficult to meet with conventional ballistics technology. We see this as being a very fertile field for the Company in the near future.

Despite its military potential in a variety of air, naval and land warfare contexts, the technology has equally significant contributions to make in safe 'smart guns' which prevent unauthorised use. The Company has developed and demonstrated this revolutionary capability in its O'Dwyer VLe® handgun prototype. Other applications include:

- alternatives to existing landmine technology which do not require later deactivation to avoid long term humanitarian tragedies after conflicts have ended; and
- a variety of new opportunities in counter terrorism and homeland security applications for use by the US and other countries.

Metal Storm's priority has been to form strategic alliances with major government agencies and defence organisations in Australia and the US. These alliances have set the ground work for continuing research and development of the technology to be undertaken. Metal Storm will advance commercialisation of its technology in conjunction with its most significant potential users.

Metal Storm through its alliance with the Defence Science and Technology Organisation a division of the Australian Department of Defence recently announced a major development of a successful firing of stacked .50 calibre rounds at a chamber pressure exceeding 72,000 pounds per square inch. This development opens opportunities for the technology in larger calibre, high pressure applications such as close in weapon systems.

Your Directors are proud of the progress made in developing the Metal Storm technology since the Company listed in 1999. They pay tribute to Mike O'Dwyer for the enormous steps that have been taken since that time which have brought the technology to the point where the Board believes there will be full scale commercial acceptance by leading defence organisations. They also pay tribute to the support of the Company's

Shareholders who have grown in number from 1,749 in 1999 to almost 8,000 today who have shared the vision of the technology and the Company.

The Board has resolved to issue the Placement Shares raising $9,192,755 for the Company's working capital requirements. Placement Shareholders are entitled to receive one option for each Placement Share.

The purpose of this Prospectus is to facilitate the issue of the Placement Options to the Placement Shareholders and to issue Bonus Options on a 1:20 basis to Shareholders of the Company as at the Record Date.

On behalf of the Board of Metal Storm, I commend this Prospectus to you and look forward to your continued involvement with the Company.

Admiral Bill Owens (US Navy retired)

Chairman

DEFINITIONS

Annual Report	the annual report for the period ending 31 December 2001 of the Company and lodged with ASX on 2 April 2002.
ASIC	Australian Securities and Investments Commission.
ASX	Australian Stock Exchange Limited ABN 98 008 624 691.
Board	the board of directors of Metal Storm.
Bonus Options	the options to be issued under this Prospectus as detailed in section 1.1A and on the terms set out in section 5.
CHESS	Clearing House Electronic Subregister System, operated by ASX Settlement and Transfer Corporation Pty Limited.
Company or Metal Storm	Metal Storm Limited ACN 064 270 006.
Consolidated Statement of Financial Position	the consolidated financial statements of financial position of the Company as set out in section 3.1.
Corporations Act	the Corporations Act 2001.
Directors	the directors of Metal Storm.
Existing Options	options over unissued Shares issued by the Company prior to the date of this Prospectus (with the exception of 5,000,000 options issued on 3 July 2001).
Issue	the issue of Options and Placement Options under this Prospectus.
Listing Rules	the listing rules of ASX.
Options	the Bonus Options and Placement Options to be issued under this Prospectus.
Placement Options	the options to be issued under the Prospectus to the parties described in section 1.1B and on the terms set out in section 5.
Placement Shareholders	holders of Placement Shares.
Placement Shares	the 14,142,700 Shares issued at a price of $0.65 on 23 August 2002.
Prospectus	this prospectus.
Record Date	3 September 2002.
SCH Business Rules	the Securities Clearing House Business Rules approved under the Corporations Act.
Shareholders	holders of Shares.
Shares	ordinary shares in the capital of Metal Storm.
$	means Australian dollars.

1. DETAILS OF THE ISSUE

1.1 Description of the Issue

A. Bonus Options

Metal Storm will issue Bonus Options to all parties registered as Shareholders at 5pm EST on the Record Date on the basis of 1 Bonus Option for every 20 Shares held.

Each Bonus Option will have an exercise price of $0.65 and is exercisable at any time between 6 September 2002 and 6 September 2004. The terms of the Bonus Options are set out in section 5.

B. Placement Options

In addition, Metal Storm will issue Placement Options to all Placement Shareholders on the basis of 1 Placement Option for every Placement Share held.

Each Placement Option will have an exercise price of $0.65 and is exercisable at any time between 6 September 2002 and 6 September 2004. The terms of the Placement Options are set out in section 5.

(The terms of the Bonus Options and Placement Options are identical).

1.2 Summary of action required to participate in the Issue

The Options will be issued at no cost to Shareholders and the Placement Shareholders. Shareholders are not required to take any action to be issued their Options entitlement. Separate holding statements for the Options will be dispatched by post to Shareholders on or soon after the date of allotment and issue of Options.

The holders of Existing Options may participate in the Issue if they validly exercise their Existing Options prior to the Record Date.

Enquiries about the Issue should be directed to the company secretary on 07 3221 9733.

1.3 Important Dates

Shares quoted ex-Bonus Options entitlement	28 August 2002
Options quoted on ASX on a deferred settlement basis	28 August 2002
Allotment and Issue of Placement Options	2 September 2002
Despatch of holding statements for Placement Options	2 September 2002
Record Date to determine entitlements	3 September 2002
Allotment and issue of Bonus Options	6 September 2002
Despatch of holding statements for Bonus Options	9 September 2002
Trading in Options commences on a normal settlement basis	10 September 2002

1.4 Rights Attaching to Shares issued on Exercise of the Options

Shares issued on exercise of the Options will rank equally in all respects with the existing Shares.

1.5 Allotment and Issue

The allotment and issue of Bonus Options will be made as soon as possible after the Record Date. Statements of Bonus Option holdings will be despatched on or shortly after that date.

The allotment and issue of Placement Options will be made on or as soon as possible after 2 September 2002. Statements of Placement Option holdings will be despatched on or shortly after that date.

1.6 Quotation

Not later than 7 business days after the date of issue of this Prospectus, application will be made to ASX for the quotation of the Options.

If permission for quotation of the Options is not granted within 3 months after the date of this Prospectus, none of the Options offered under this Prospectus will be allotted.

1.7 CHESS

The Options will participate in the security transfer system known as CHESS. Under CHESS, an Option holder will not receive a certificate. Option holders will receive a notice advising them of their holder identification number and sponsoring issuer number, participant identifier in the case of a holding on the CHESS sub-register, or security holder reference number in the case of a holding on the issuer sponsored sub-register, allowing the Options to be traded electronically.

Following distribution of the initial holding statements and CHESS notifications to all Option holders, a holding statement will be provided to an Option holder at the end of any subsequent month during which there has been a movement in their holding. Option holders may also request Metal Storm to provide a statement at other times, although the Company may charge an administration fee in these circumstances.

2. METAL STORM LIMITED – THE BUSINESS

2.1 Corporate overview

Metal Storm is an electronic ballistics technology company based in Brisbane, Australia, with an office in Washington DC in the United States. The Company owns the proprietary rights to revolutionary 100% electronic ballistics technology, which has been invented and developed over the past 23 years by President and chief executive officer Mike O'Dwyer.

Metal Storm's technology, which is protected by numerous patents, is currently the subject of committed and expected research efforts to the value of approximately $100 million by leading defence and government agencies in Australia and overseas.

Metal Storm continues to build its strategic presence in the US and strengthen already established relationships at a senior level within government and defence circles. Contributing to that effort has been the Company's highly experienced and respected US Directors, Admiral William A Owens and General Daniel W Christman.

The Company's early and continuing technical success combined with the establishment of key partnerships, has resulted in a growing profile.

2.2 Share price

Metal Storm listed on the ASX on 8 July 1999, issuing 4 million Shares at $3.00 each. In June 2000 Metal Storm announced a five-for-one Share split to increase liquidity and meet growing demand for the Company's Shares.

As at 22 August 2002 there were 423,903,558 Shares available for trade, held by approximately 7,700 Shareholders in Australia, the US and other countries, with a market capitalisation of approximately $330,000,000.

Metal Storm's Share price has traded in the range of $0.65 to $1.34 per Share over the last 6 months.

3. FINANCIAL INFORMATION

3.1 Consolidated Statement of Financial Position

A reviewed consolidated statement of financial position as at 30 June 2001, an unaudited consolidated statement of financial position as at 30 June 2002, an unaudited consolidated statement of financial position as at 31 July 2002 and a pro forma unaudited consolidated statement of financial position as at 31 July 2002 based on the issue of the Placement Shares and the issue of Options under this Prospectus is set out below.

	Reviewed 30 June 2001	*Unaudited 30 June 2002*	*Unaudited 31 July 2002*	*Unaudited pro forma 31 July 2002*
Current Assets				
Cash	5,007,204	3,211,208	2,661,623	11,782,878*
Receivables	341,706	4,047	40,315	40,315
Investments	3,001,740	-	-	-
Prepayments	40,295	14,425	-	-
Total Current Assets	9,390,945	3,229,680	2,701,938	11,823,193
Non-Current Assets				
Investments	-	11,671	11,671	11,671
Receivables	-	2,920	2,920	2,920
Property, plant and equipment	158,962	192,849	184,824	184,824
Intangibles	3,002,680	4,896,617	4,896,617	4,896,617
Total Non-Current Assets	3,161,642	5,104,057	5,096,032	5,096,032
Total Assets	12,552,587	8,333,737	7,797,970	16,919,225
Current Liabilities				
Accounts payable	577,847	920,326	725,258	725,258
Loans	-	-	-	-
Unallocated Share Application Funds	-	-	-	-
Provisions	81,559	138,547	149,250	149,250
Total Current Liabilities	659,406	1,058,873	874,508	874,508
Non-Current Liabilities				
Provisions	22,567	101,041	109,492	109,492
Total Non-Current Liabilities	22,567	101,041	109,492	109,492
Total Liabilities	681,973	1,159,914	984,000	984,000

Net Assets	11,870,614	7,173,823	6,813,970	15,935,225
Equity				
Issued capital	17,025,502	17,268,422	17,365,922	26,487,177
Retained profits (Accumulated Losses)	(5,154,888)	(10,094,599)	(10,551,952)	(10,551,952)
Total Equity	11,870,614	7,173,823	6,813,970	15,935,225

*Reconciliation of Pro forma cash

Cash as at 31 July 2002	2,661,623
Proceeds from Share Placement	9,192,755
Estimated prospectus expenses	(71,500)
Pro forma cash at 31 July 2002	11,782,878

3.2 Effect of the Issue

If none of the Existing Option holders exercise their Options, Metal Storm will issue approximately 36,045,013 Options. If all of the Existing Options are exercised Metal Storm will issue approximately 36,151,326 Options.

The Company will receive no consideration for the issue of the Options.

If all the Options are exercised Metal Storm will receive between $23,429,258 and $23,498,361. The likelihood of Metal Storm raising this additional capital through exercise of the Options is dependent on the price of Shares from time to time up to the expiry date of the Options. The issue of the Options provides in excess of $23,000,000 of contingent capital that may be received by Metal Storm over the life of the Options and will be used to maintain the growth of Metal Storm.

The capital structure of Metal Storm, assuming no Existing Options are exercised, after the issue of the Options will be as follows:

Shares on issue as at the date of this Prospectus	438,046,258
Existing Options on issue as at the date of this Prospectus	2,126,250
Approximate number of Options to be issued under this Prospectus	36,045,013

The capital structure of Metal Storm, assuming all Existing Options are exercised, after the issue of the Options will be as follows:

Shares on issue assuming all Existing Options are exercised	440,172,508
Approximate number of Options to be issued under this Prospectus	36,151,326

4. RISK FACTORS

4.1 Factors Influencing Success and Risk

Option holders should be aware that the future level of income and capital distributions may be influenced by a number of factors, including those outside the control of Metal Storm.

Option holders should appreciate that Options issued under this Prospectus will have a market value. The market value will be influenced by the various risks associated with Metal Storm's business which can be broadly categorised into general risks and specific business risks. To fully understand the risks associated with an investment in Metal Storm, this Prospectus should be read in its entirety.

Careful consideration should be given to the following risk factors, as well as the other information contained in this Prospectus, before an investment decision is made. Some of the risks may be mitigated by the Company using safeguards and appropriate systems and taking certain actions. Some of the risks may be outside the control of Metal Storm and not capable of mitigation. There are also general risks associated with any investment in shares.

4.2 Specific Business Risks

Analysis of some of the specific business risks facing Metal Storm are shown below:

Potential Risk	Comments
Operational Risk	As Metal Storm is a development stage company its future growth will be dependant on completing the successful development of its ballistics technology, obtaining any required regulatory clearances and commercialising its technology. To finance such development, Metal Storm may require additional capital to be raised from equity or debt sources. Issue of additional equity or convertible debt securities may result in dilution to Shareholders. Additional debt could result in increased expenses and covenants that restrict Metal Storm's operations. The raising of additional capital could have an adverse impact on Metal Storm's business, financial conditions and results of operations.
Performance Risk	The performance of Metal Storm as a whole depends to a large extent on: (a) the success of the Company in developing and commercialising its technology; (b) obtaining research and development funding grants to finance further research development and testing; (c) the ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties, or have third parties circumvent the Company's rights; and (d) the success of competitors in developing technology and products that are more effective than any which Metal Storm is developing, or which could render Metal Storm's technology and products obsolete or non-competitive.

Potential Risk	Comments
Financial Risk	Metal Storm does not currently derive any revenue from the commercial sale of any applications of its technology. The Company's only revenue has been research and development funding grants received from the United States Department of Defense. Metal Storm is currently dependent upon funds provided by others. There is a risk that if such funds are not available that this could have a material adverse effect on Metal Storm's operations and financial condition. Additionally, Metal Storm has incurred operating losses in each year since formation and expects to incur additional operating losses over at least the next several years.
Dependence on Retaining Key Personnel	Metal Storm is dependent upon key personnel, in particular the Company's chief executive officer, Mr Mike O'Dwyer, loss of whose services would have an adverse effect on the business of Metal Storm.
Competition	The defence and ballistics industry market in which Metal Storm operates is highly competitive and can be subject to significant technological change. The effect of this competition may impact on Metal Storm's results and ability to develop and commercialise its technology and ultimately effect returns to Shareholders.

4.3 General Risks

These are risks of investment which are considered beyond the control of Metal Storm.

Possible Volatility of Share Price

The stock market has from time to time experienced significant price and volume fluctuations, which may be unrelated to the operating performance of particular companies. The market price of Shares may be volatile. Factors that may have a significant impact on the market price and marketability of Shares include announcements as to government regulation, variation in interest rates, the activities of any competitors, economic and other external factors, new commercial products, possible litigation, evidence of the safety or efficiency of products using Metal Storm's technology, as well as fluctuations in Metal Storm's operating results.

Regulation and Publicity

Metal Storm's ongoing research and development activities are, and the production of Metal Storm's products will be, subject to regulation by government authorities in Australia, the United States and in other countries where Metal Storm may operate or market its technology. Prior to marketing, Metal Storm's technology in any product may be required to undergo rigorous testing as well as extensive regulatory processes. Such processes may take many years and require the expending of significant resources.

Media reports which emphasise or focus on the lethal capabilities of Metal Storm's technology, instead of the benefits which the technology can provide in respect of military, law enforcement and commercial applications, could negatively influence the public's perception of Metal Storm which would affect Metal Storm's ability to successfully promote its technology and, consequently, affect the financial performance of Metal Storm.

Macro Economic Risks

Metal Storm is an international company and there are certain risks inherent in doing business on an international level, such as unexpected changes in regulatory requirements, trade barriers including import and export controls, tariffs, customs, duties, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, expropriation, nationalisation, war and other political risks, fluctuations in currency exchange rates, foreign exchange controls which are strict or prohibit appropriation of funds, technology export, import restrictions or prohibitions, brokers or government agencies and potentially adverse tax consequences, any of which could adversely impact the success of Metal Storm's international operations.

Taxation Risks

Australian tax laws are currently in a state of flux with the introduction of various taxation reform proposals which may affect Metal Storm and investors.

Changes in US taxation laws may also adversely affect the operations and financial position of Metal Storm and consequently have an adverse impact on investors.

Tax liabilities are the responsibility of each individual investor, and Metal Storm is not responsible either for taxation or penalties incurred by investors. Investors should consult their own taxation advisers to ascertain the tax implications of their investment.

General

The Options issued under this Prospectus carry no guarantee with respect to the price at which the Options will trade on ASX. If you are in doubt as to whether you should invest in Metal Storm, you should consult with your stockbroker, accountant or other financial adviser.

5. MATERIAL AGREEMENTS

5.1 Key Documents

The Board considers that certain agreements relating to Metal Storm are significant to the Issue, the operations of Metal Storm or may be relevant to Option holders. A description of material agreements or arrangements, together with a summary of the more important details of each of these agreements is set out below.

5.2 Constitution of Metal Storm

All issued shares of Metal Storm are fully paid ordinary shares which carry no special rights. The constitution of Metal Storm sets out the rights conferred, and the restrictions imposed, on shares. Certain provisions of the constitution are summarised below:

Rights of Ordinary Shareholders

Each shareholder has the right to receive notices of and to attend general meetings of Metal Storm.

Subject to restrictions on voting from time to time affecting any class of shares in Metal Storm, and any restrictions imposed by the Corporations Act, the shares in Metal Storm carry the right to cast one vote on a show of hands and, on a poll, one vote for each fully paid share held, and for each partly paid share held, a vote having the same proportionate value as the proportion to which the shares have been paid up. Voting may be in person or by proxy, attorney or representative.

All shares rank equally in a winding up of Metal Storm and are entitled to dividends equally, in proportion to the amount paid up, or deemed to be paid up, on the shares.

Shareholders have the right, on a winding up of Metal Storm, to participate in surplus assets and profits of Metal Storm equally with each other, in proportion to the amount paid up or deemed to be paid up on the shares.

Dividends

Subject to the rights of or restrictions on the holders of shares created or raised under any special arrangements as to dividends, the Directors may from time to time determine to pay a dividend, which is payable on all shares in proportion to the amount of capital paid up on the shares. No dividends are payable except out of the profits of Metal Storm.

Alteration of Rights

At present, Metal Storm only has ordinary shares on issue and has no current plans to create further classes of shares. The rights and restrictions attaching to a class of shares in Metal Storm can only be altered with the consent of a special resolution passed at a separate meeting of the holders of that class of shares by 75% of those holders who, being entitled to do so, vote at that meeting, or with the written consent of members with at least 75% of votes in that class.

Reduction of Share Capital

Metal Storm may by special resolution reduce its capital in any manner allowed by the Corporations Act or the Listing Rules.

Directors Need Not Issue Share Certificates

Subject to the requirements of the Listing Rules and the Corporations Act, Metal Storm need not issue share certificates where Metal Storm participates in computerised trading.

Forfeiture of Shares

Metal Storm is empowered to forfeit shares in relation to which calls have been made or deemed to have been made and which remain unpaid in accordance with its constitution, the Listing Rules and the Corporations Act.

Right to Refuse Registration of Transfer

The Directors may only refuse to register a transfer of securities of Metal Storm as permitted by the Listing Rules or the SCH Business Rules.

5.3 Terms of Options to be issued under this Prospectus

Consideration	No consideration is payable
Shares issued on exercise:	Each Option entitles the Option holder to subscribe for 1 Share.
Exercise price:	$0.65 per Share.
Option period:	Options may be exercised at any time between 6 September 2002 and 6 September 2004.
Quotation:	The Company will seek quotation of the Options on ASX.

Options will be issued on the following basis:

- the options expire at 5.00 pm (Brisbane time) on 6 September 2004;
- each option entitles the option holder to subscribe for one share. Shares issued on the exercise of the options rank equally in all respects with the then existing issued shares in the capital of Metal Storm. From the date of issue, shares are subject to the provisions of the constitution of the Company;
- the options are issued at $nil per share and are exercisable at $0.65 per share;
- the options are exercisable wholly or in part by execution and lodgement with the Company of a notice of exercise of option and payment of the exercise price during the period from 5pm (Brisbane time) on 6 September 2002 until 5.00pm (Brisbane time) on 6 September 2004;
- the notice of exercise of option must set out the number of options which the option holder wishes to exercise;
- the options may be transferred at any time in accordance with the Corporations Act, the ASX Listing Rules and the SCH Business Rules;
- a holding statement will be issued for the options and a copy of the terms and conditions will be forwarded to the option holder. On the reverse side of the terms and conditions there will be endorsed a notice that is to be completed when exercising the options. If there is more than one option on a holding statement and prior to the expiry date those options are exercised in part, the Company will issue another holding statement for the balance of the options held and not yet exercised;
- an option holder does not have the right to participate in new issues of securities offered to shareholders of the Company prior to the exercise of the options;
- in the event of any reconstruction of the issued capital of the Company the number of options or the exercise price of the options or both are to be reconstructed (as appropriate) in a manner which does not result in any benefits being conferred on option holders which are not conferred on shareholders of the Company and (subject to the provisions with respect to rounding of entitlements as sanctioned by the meeting of the shareholders of the Company approving the reconstruction of capital)

in all other respects the terms for the exercise of options remain unchanged. The options will be treated in the manner set out in ASX Listing Rule 7.22 as is appropriate to the type of reconstruction proposed;

- the Company is entitled to treat the registered holder of an option as the absolute holder of that option and is not bound to recognise any equitable or other claim to, or interest in, that option on the part of any person other than the registered holder, except as ordered by a Court of competent jurisdiction or as required by statute.

5.4 Documents available for inspection

Copies of the following documents are available for inspection during normal office hours at the registered office of the Company for 13 months after the date of this Prospectus:

- the material agreements referred to in section 5;
- the consents to the issue of this Prospectus;
- the Annual Report; and
- the Consolidated Statement of Financial Position.

6. ADDITIONAL INFORMATION

6.1 Disclosing Entity Requirements

Metal Storm is a 'disclosing entity' for the purposes of the Corporations Act and as such is subject to regular reporting and disclosure obligations under the Corporations Act.

Copies of the documents lodged with ASIC in relation to the Company not being a document referred to in section 1274(2)(a) of the Corporations Act may be obtained from, or inspected at, an ASIC office.

The Company will provide a copy of any of the following documents:

- the Annual Report; and
- any documents used to notify ASX of information relating to the Company during the period from lodgement of the Annual Report and the date this Prospectus is lodged at ASIC;

free of charge to any person on request being made by that person during the application period of the Prospectus.

6.2 Incorporation by reference

The whole of the Annual Report is incorporated by reference in this Prospectus under Section 712 of the Corporations Act. A copy of the Annual Report is available on request from the Company free of charge.

The Annual Report provides a detailed analysis of the financial affairs of Metal Storm for the year ending 31 December 2001.

6.3 Consents and Disclaimers of Responsibility

McCullough Robertson has given, and has not withdrawn, its written consent to be named as Lawyers for the Company in the form and context in which it is named. McCullough Robertson has not caused or authorised the issue of the Prospectus.

6.4 Interests of Experts and Advisers

Other than set out below or elsewhere in this Prospectus, no expert or any firm in which any expert is a partner has, or has had in the two years before lodgement of this Prospectus, any interest in the formation or promotion of Metal Storm or in any property proposed to be acquired by Metal Storm in connection with the formation or promotion of Metal Storm or the Issue, and no amounts, whether in cash or shares or otherwise, have been paid or agreed to be paid to any expert (or to any firm in which he or she is or was a partner) for services rendered by the expert or the firm in connection with the formation or promotion of Metal Storm or the Issue. No form of payment of any kind will be made or agreed to be made to any such expert or firm other than in cash.

McCullough Robertson has provided legal advice in relation to this Prospectus. McCullough Robertson will be paid an amount of approximately $20,000 (plus GST) in respect of these services. Further amounts may be paid to McCullough Robertson in accordance with its normal time based charges.

6.5 Interests of Directors

Holdings

The Directors or their associates have a beneficial interest in the following securities in Metal Storm:

Director	Securities
William Arthur Owens	3,000,000*
James Brett Lochran Heading	1,405,000
James Michael O'Dwyer	199,729,664
Terence James O'Dwyer	50,000
Kevin John Dart	119,304,904
Peter Louis George Pursey	7,685,000
Daniel William Christman	-

* Represents 500,000 options to purchase Shares in Metal Storm that are exercisable on or before 31 May 2003 at an exercise price of $0.48 per Share and 2,500,000 options to purchase Shares that are exercisable only upon certain conditions on or before July 2011 at an exercise price of $0.01 per Share. The purchase price of the options was nil.

Other than set out above or elsewhere in this Prospectus:

- No Director or proposed Director of Metal Storm and no firm in which a Director or proposed Director of Metal Storm is or was at the relevant time, a partner has, or has had in the two years before lodgement of this Prospectus, any interest in the promotion of, or in any property proposed to be acquired by, Metal Storm.
- No amounts, whether in cash or shares or otherwise, have been paid or agreed to be paid to any Director or proposed Director of Metal Storm (or to any firm in which he is or was a partner) either to induce him to become, or to qualify him as a Director, or otherwise for services rendered by him or by the firm in connection with the promotion or formation of Metal Storm.

Transactions with Related Parties

Michael O'Dwyer has entered into an employment agreement with the Company. Mr O'Dwyer also has a substantial shareholding in the Company.

Legal and consulting services totalling approximately $349,671 for the period August 2000 to August 2002 were performed by McCullough Robertson Lawyers of which Brett Heading, a Director, is a partner. In addition, McCullough Robertson has acted as lawyers for the Company providing legal services in respect of this Issue for which it has been paid or will be paid commercial fees.

Accounting and consulting services totalling approximately $421,443 for the period August 2000 to August 2002 were performed by BDO Kendalls of which Terence O'Dwyer, a Director, is a partner.

Metal Storm entered into a consultancy agreement with Admiral Owens, a Director, to provide services to Metal Storm in the US in relation to the defence industry market, defence technology and military and customer requirements. Admiral Owens received fees for these services of approximately $277,866 for the period August 2000 to August 2002. Admiral Owens has a substantial optionholding in the Company.

Metal Storm paid consultancy fees of approximately $130,682 to Clarity Business Consulting Pty Ltd, an entity of which Peter Pursey, a Director, is a director and shareholder for the period December 2000 to August 2002. The services included research and review of technical data and potential markets and liaisons with various personnel and agencies in the US regarding certain applications of Metal Storm's technology. Mr Pursey is a shareholder in the Company.

Payments to Directors

For the half-year ended 30 June 2002 the following remuneration was paid to Directors:

Name	Total remuneration
James Brett Lochran Heading	$32,500
James Michael O'Dwyer	$264,897
Kevin John Dart	$22,500
Terence James O'Dwyer	$22,500
William Arthur Owens	$32,500
Peter Louis George Pursey	$22,500
Daniel William Christman	$3,082

6.6 Expenses of the Issue

All expenses connected with the Issue are payable by Metal Storm, including legal fees, share registry fees, printing costs and other miscellaneous expenses. These expenses are estimated as follows:

• Legal fees	$20,000
• ASIC fees	$2,500
• ASX	$13,000
• Printing and mailing	$30,000
• Sundry expenses	$6,000
Total	$71,500

7. DIRECTORS' STATEMENT

The Directors have authorised and caused the issue of this Prospectus and accept responsibility for the information contained in it. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this Prospectus is in accordance with the facts and does not omit anything which is likely to affect the prospects of the Company or the value of the assets of the Company except as disclosed in this Prospectus.

Each Director has consented to lodgement of this Prospectus with ASIC and has not withdrawn that consent.

Clarification and Correction
August 26, 2002

Brisbane, Australia – August 26, 2002: Metal Storm Limited (ASX code: **MST** and Nasdaq Small Cap: **MTSX**), a pioneer of electronic ballistics technology, wishes to clarify the value of additional capital that may be raised pursuant to the company's prospectus filed with the Australian Securities and Investment Commission on Friday, 23 August 2002.

If all options are exercised under the prospectus dated 23 August 2002 the company will raise a total of A$23,957,999 over the next two years. This is comprised of up to A$14,765,244 in respect of the bonus options and up to A$9,192,755 in respect of the placement options pursuant to the prospectus.

==ENDS==

About Metal Storm
Metal Storm Limited is a research and development company based in Brisbane, Australia. The Company is capturing attention from defense organizations worldwide with its revolutionary 100% electronic ballistics technology, that has no conventional equivalent. Metal Storm currently has approximately US$50 million in research and development funding in place to develop its technology from leading government defense-related agencies in Australia and the United States. Additionally, the company is well positioned to support the U.S. government's more urgent homeland defense needs. Recently, the U.S. Department of Defense (DoD) has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

Safe Harbor
Certain statements made herein that use the words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company's technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company's technology, the market for the company's products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company's business, reference is made to the company's reports filed from time to time with the Securities and Exchange Commission, including the company's Form 20-F.

For further information:

Australia:
General queries: Peter Wetzig - Company Secretary/GM – Commercial - Ph: 07 3221 9733

Investor queries: Frank Sufferini - Orient Capital Pty Ltd - Ph: 02 9964 0200

Media: John Bayly - Bayly Willey Holt - Ph: 07 3368 2355

United States:
General queries: Metal Storm, Inc. - Ph: 703 248 8218

Investor queries: Jody Burfening/Kristine Hong - Lippert/Heilshorn & Assoc. - Ph: 212 838 3777

Media: Chenoa Taitt - Lippert/Heilshorn & Assoc. - Ph: 212 838 3777